Kenneth J. Rollins (858) 550-6136 krollins@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

October 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                  Jeffrey P. Riedler, Assistant Director

Re:                        Xencor, Inc.

Registration Statement on Form S-1 (File No. 333-191689)

Filed October 11, 2013

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Xencor, Inc. (the “Company”), is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2013 (the “Registration Statement”).  The copy of the Amendment that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement.

The Amendment is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 24, 2013 with respect to the Registration Statement (the “Comment Letter”).  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Amendment.

Staff Comments and Company Responses to Comment Letter

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Methods Used to Determine Enterprise Value, page 64

1.            Your revised disclosure in response to prior comment 14 describes the two methods used to determine enterprise value at December 31, 2012, June 26, 2013 and August 15, 2013. Please revise your disclosure to clarify how you used these two methods to determine one enterprise value at each valuation date.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 66, as requested.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 25, 2013

Business, page 76

2.  Please revise the table on pages 2 and 76, and its introductory language, as follows:

•                 Clarify which of the programs in the table are your proprietary programs, which are partnered product development programs, and which are your technology license programs, and explain what you mean by each of these categories.

•                 If those candidates identified as “partnered product development programs” are those covered by the collaboration agreements described under “Strategic Alliances and Commercial Agreements,” beginning on page 98, conform your terminology in these two sections, and elsewhere as appropriate, to clarify that fact.

•                 If the technology license programs are such that you are not engaged in and do not control the development of the product and you do not share in a significant portion of such product’s revenue stream, remove them from the table, as these programs would not appear to constitute a material element of your product development pipeline. If any technology license program is material, please disclose the name of the program in the table, and expand your disclosure in the Business section to include a brief description of such program, including:

•                 the name of the product candidate;

•                 the specific indication(s) for which the product candidate is being developed;

•                 the status of such clinical or preclinical development; and

•                 any material patents owned or licensed by you covering the technology underlying such program, to the extent not already disclosed.

Response:  The Company acknowledges the Staff’s comment and has revised the table on pages 2 and 77 of the Amendment to make the clarification requested by the Staff and to remove its technology license programs. The Company has also revised the disclosure beginning on page 98 of the Amendment and elsewhere in the Amendment to conform its terminology. The Company advises the Staff that, as shown in the table on page 98 of the Amendment, the Company’s only material technology license agreement is its agreement with Alexion Pharamceuticals, Inc. (“Alexion”), which, unlike its other technology license agreements disclosed on page 104 of the Amendment, is exclusive. The Company has described the material terms of the Alexion license in the Amendment. The Company supplementally advises the Staff that it has determined to remove the Alexion program from the table on pages 2 and 77 of the Amendment so that such table focuses on the Company’s internally-generated programs and not its licensed technology.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 25, 2013

Strategic Alliances and Commercial Agreements

Collaboration and Option Agreement with Amgen, page 98

3.            We note your response to our prior comment 19. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with Amgen to specify the amount of the option exercise fee.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amendment, as requested.

Collaboration Agreement with Boehringer Ingelheim, page 100

4.            We note your response to our prior comment 21. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with BI to specify the amount of technology access fee payable in the event you pursue the products without BI.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 101-102 of the Amendment, as requested.

Option and License Agreement with Alexion, page 101

5.            We note your response to our prior comment 22. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with Alexion to specify:

•                 The amount of the extension fee;

•                 The amount of the option fee; and

•                 The amount of the annual fee.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amendment, as requested.

Development and Manufacturing Services Agreement with Catalent, page 102

6.            We note your response to our prior comment 23. Confidential treatment is not appropriate for information that is required to be disclosed, including the material terms of a material contract such as this. Accordingly, please expand your description of your agreement with Alexion to specify the material terms of your options to license Catalent’s technology, including:

•                 The amount of the upfront fee;

•                 The amount of the annual license fee; and

•                 The duration of the potential license(s).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Amendment, as requested.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 25, 2013

Technology Licenses, page 102

7.            We note your response to our prior comment 24. Please revise your prospectus to include a description in the Business section of the material terms of each material licensing agreement underlying any of technology license programs remaining in the table pursuant to comment 2 above, including:

•                 the amount of any license fee;

•                 the aggregate milestone payments under each such license, as set forth on page F-14;

•                 any other material rights and obligations of the parties; and

•                 the duration and termination provisions of such agreement.

Please file a copy of each such agreement as an exhibit to your registration statement.

In addition, we note your disclosure on page F-14 that the combined aggregate milestones for the BI, Janssen and CSL agreements total $52 million. However, you state on page 103 that you may receive up to $166.5 million in aggregate milestone payments under these agreements plus the Merck agreement. If these amounts are correct, and you are eligible to receive up to $114.5 million in milestone payments under the Merck agreement, please include the Merck agreement in the material agreements described and filed as requested in the preceding paragraph. Otherwise, please revise the discussion in the Business section of the aggregated amounts of fees and milestone payments under your licensing agreements to reconcile these amounts.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that none of the technology license programs remain in the table on pages 2 and 77 of the Amendment.

We advise the Staff that as disclosed on page F-45 of the Amendment, the aggregate potential milestone amount under the Merck agreement is $10 million. Further, we advise the Staff that the inconsistency between page 104 and the notes to the financial statements in the Registration Statement regarding aggregate potential milestones under the Company’s technology license agreements was because the amounts included in the notes to the financial statements did not account for all of the potential milestones that relate to the potential for multiple programs, targets or products under the various agreements.  The Company has revised the disclosure in the notes to the financial statements on pages F-14 and F-45 of the Amendment to include all potential milestones which removes the inconsistency.

Financial Statements

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Collaborative Research and Licensing Agreements, page F-10

8.            Please expand your disclosure in response to prior comment 27 to disclose the factors that management considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2d. This comment also applies to your disclosure of new agreements in the interim financial statements.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-14 and F-45 of the Amendment, as requested.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 25, 2013

Notes to Financial Statements (unaudited)

3. Series A-1 Preferred Stock Financing and Note Conversion Agreement, page F-36

9.            Your revised disclosure in response to prior comment 31 does not appear to adequately discuss the business purpose surrounding the conversion of all of the outstanding shares of Preferred Series A-E to Series A-1 preferred as well as the conversion of certain of the Series A-1 to Series A-2 preferred shares. You disclose that the series of events were “negotiated aspects of and conditions to the initial closing of the sale of additional Series A-1 convertible preferred stock.” However you also disclose that the conversions were pursuant to an amended and restated certificate of incorporation. Please revise your disclosure to discuss the sequence of events, the business purpose of each, that lead to the series of transactions that resulted in a deemed contribution to equity of $140.6 million.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 53, F-29 and F-38 of the Amendment, as requested.

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As requested by the Staff, the Company acknowledges that:

•                 should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 25, 2013

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 550-6136.  Thank you.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq.

Kenneth J. Rollins, Esq.

cc:                            Bassil I. Dahiyat, Ph.D., Xencor, Inc.

Thomas A. Coll, Esq., Cooley LLP

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM